Via Facsimile and U.S. Mail
Mail Stop 6010

December 4, 2008

Edward L. Rand, Jr.
Chief Financial Officer
ProAssurance Corporation
100 Brookwood Place
Birmingham, AL 35209

Re: **ProAssurance Corporation**
     Form 10-K for the fiscal year ended December 31, 2007
     Definitive Proxy Statement on Schedule 14A filed April 10, 2008
     Form 10-Q for the quarterly period ended September 30, 2008
     File Number: 001-16533

Dear Mr. Rand:

        We have reviewed your filings and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. Where a comment requests you to revise disclosure, the information you
provide should show us what the revised disclosure will look like and identify the annual
or quarterly filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Reserve for Losses and Loss Adjustment Expenses, page 31

1. You disclose that "External actuaries review our reserve for losses at least semi-
    annually. We consider the views of the external actuaries as well as other factors,
    such as known, anticipated or estimated changes in frequency and severity of claims,

loss retention levels and premium rates in establishing our reserves." Please tell us the intent of this disclosure that refers to your external actuaries. Also, please revise your disclosure to discuss what information you receive from the external actuaries, your procedure for using the information provided by external actuaries when calculating your loss reserves, whether you have adjusted your estimates based on the analyses performed by these actuaries and if so by how much.

Definitive Proxy Statement on Schedule 14A filed April 10, 2008

Proposal 5 – Ratification of Selection of Independent Auditors, page 21

2. You disclose that "Substantially all of the other fees in 2006 related to non-audit services provided in connection with the development of a predictive model for use by our insurance subsidiaries in underwriting their medical professional liability risks through an analysis of internal and external data. The Audit Committee does not believe that these services are prohibited non-audit services. The Audit Committee further believes that provision of these services does not impair the independence of the auditor." Please explain to us why the Audit Committee does not believe that these services are prohibited non-audit services and do not impair the independence of Ernst & Young LLP. Tell us how the Audit Committee concluded that the results of these services will not be subject to audit procedures during the audit of your financial statements. Refer to Rule 2.01 of Regulation S-X.

Compensation Discussion and Analysis, page 29

3. Please revise your discussion to identify the peer companies used in your analysis of executive compensation and discuss how these peer companies were used to assist you in determining or analyzing your executive compensation.

4. Please discuss your specific corporate performance goals. For example, you have stated on page 32 that your stock performance must exceed the SNL Property/Casualty Insurance Index by a certain percentage goal in order to receive the full weighted percentage for the stock performance criteria. Please disclose the percentage. Similarly, disclose the targeted net operating income per share and the combined ratio performance goal. If any individual goals were established for the executive officers, these goals must also be described. Additionally, whether and to what extent these goals were met and how this information was used to determine each individual's incentive compensation should be discussed.

Form 10-Q for the quarterly period ended September 30, 2008

Notes to Consolidated Financial Statements
Note 2. Fair Value Measurement, page 10

5. Please revise your fair value measurement tables to show the transfers in and out of Level 3 on a gross basis. For transfers in, discuss the specific inputs that became unobservable and whether a change in methodology resulted in the transfer.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Critical Accounting Estimates, page 19

6. You disclose that you obtain fair value measurements from Interactive Data Corporation, a pricing service. To the extent third parties are used to assist in the determination of fair value, please revise your disclosure to address the following:

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements;
- Whether, and if so, how and why, you adjusted quotes or prices obtained from third parties;
- The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
- Whether the quotes obtained from third parties are binding or non-binding; and,
- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant